Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY

Barrick Gold Corporation (“Barrick” or the “company”) Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE

May 24, 2013

ITEM 3:	NEWS RELEASE

A press release was issued by Barrick on May 24, 2013 and a copy of the press release is attached hereto.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

Barrick announced on May 24, 2013, that it received a resolution from Chile’s Superintendence of the Environment (Superintendencia del Medio Ambiente or “SMA”) that requires the company to complete the water management system for the Pascua-Lama project in accordance with the project’s environmental permit before resuming construction activities in Chile.

The SMA also announced that the company will be subject to an administrative fine of approximately US$16 million for deviations from certain requirements of the project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the project’s water management system.

The company is in the process of reviewing the SMA resolution in detail. Barrick is fully committed to complying with all aspects of the resolution and to operating at the highest environmental standards.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

The Pascua-Lama project is located on the border of Chile and Argentina, at an elevation of 3,800 to 5,200 meters, approximately 10 kilometers from Barrick’s Veladero mine.

In May 2013, Barrick received a resolution from the SMA that requires the company to complete the water management system for the Pascua-Lama project in accordance with the project’s environmental permit before resuming construction activities in Chile.

The SMA also announced that the company will be subject to an administrative fine of approximately US$16 million for deviations from certain requirements of the project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the project’s water management system.

The company is in the process of reviewing the SMA resolution in detail and is in discussions with Chilean authorities regarding the implications of the resolution. Barrick is unable to fully assess the impact of the SMA resolution on the capital budget, operating costs and schedule of the Pascua-Lama project at this time. However, completion of the work required by the resolution before construction in Chile and pre-stripping can resume will delay initial production beyond the previous target of the second half of 2014. While the company is assessing opportunities for potential reductions in certain expenditures, the delay beyond 2014 is expected to result in a related increase in capital cost. Barrick is fully committed to complying with all aspects of the SMA resolution and to operating at the highest environmental standards.

Separate from the SMA resolution, all non-environmental construction at Pascua-Lama in Chile has been suspended since early April under preliminary court injunction, pending a hearing on the merits of a constitutional rights protection action. In addition, during the fourth quarter of 2012, pre-stripping activities on the Chilean side of the project were halted to address increased dust in the open pit area following strong winds.

Barrick will continue to evaluate all alternatives, in light of the uncertainties associated with the legal and regulatory actions, and the current commodity price environment.

See the news release attached hereto as Schedule A for a description of the material change.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this report, including any information as to Barrick’s plans, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States, Chile, Argentina and other jurisdictions in which the company does or may carry on business in the future; increased costs, delays and technical challenges associated with the construction of capital projects; availability and increased costs associated with mining inputs and labor; and litigation. Readers are cautioned that forward-looking statements are not guarantees of future performance. Any forward-looking statements made in this report are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) OR (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Sybil E. Veenman Senior Vice President and General Counsel (416) 861-9911

ITEM 9:	DATE OF REPORT

June 3, 2013

Dated at Toronto, Ontario this 3rd day of June, 2013.

By:	(signed) Sybil E. Veenman
Sybil E. Veenman
Senior Vice President and General Counsel

SCHEDULE A

PRESS RELEASE – May 24, 2013

All amounts expressed in US dollars unless otherwise indicated

Barrick to assess implications of SMA resolution

TORONTO – Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) (Barrick or the “company”) today received a resolution from Chile’s Superintendence of the Environment (Superintendencia del Medio Ambiente or “SMA”) that requires the company to complete Pascua-Lama’s water management system in accordance with the project’s environmental permit before resuming construction activities in Chile.

The SMA also announced that the company will be subject to an administrative fine of approximately $16 million for deviations from certain requirements of the project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the project’s water management system.

The company is in the process of reviewing the SMA resolution in detail. Barrick is fully committed to complying with all aspects of the resolution and to operating at the highest environmental standards.

INVESTOR CONTACT:	MEDIA CONTACT:

Greg Panagos	Andy Lloyd
Senior Vice President	Director
Investor Relations and Communications	Media Relations
Telephone: +1 416 309-2943	Telephone: +1 416 307-7414
Email: gpanagos@barrick.com	Email: alloyd@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE